■ EXHIBIT 99.1
To Shareholders
Notice of the 41st Ordinary General Meeting of Shareholders
We hereby notify you that the 41st Ordinary General Meeting of Shareholders will be held as follows in accordance with the Article 20 of the Articles of Incorporation (“AOI”).
[The figures provided in this material relate only to POSCO, and are not consolidated with those of its subsidiaries.]
1. Date: February 27, 2009, 9:00 am
2. Place: POSCO Center, 892, Daechi-4dong Gangnam-gu, Seoul, 135-777, Korea
3. Agenda
Agenda 1 : Approval of Balance Sheet, Income Statement and the Statement of Appropriation of Retained Earnings for the 41st Fiscal Year:

Non-Consolidated Balance Sheets
As of December 31, 2008 and 2007

	(in thousand of Korean won)
Description		2008	2007	Changes
(Assets)
I. Current Assets		13,693,224,466	8,767,893,594	4,925,330,872
(1) Quick Assets		7,277,623,281	5,546,614,374	1,731,008,907
1.	Cash and cash equivalents	941,687,157	691,033,775	250,653,382
2.	Short-term financial instruments	1,524,598,082	1,443,301,320	81,296,762
3.	Short-term investment securities	1,236,184,601	1,239,289,600	ê3,104,999
4.	Current portion of held-to-maturity securities	20,000,000	191,994,768	ê171,994,768
5.	Trade accounts and notes receivable	3,232,490,240	1,896,351,630	1,336,138,610
	Allowance for doubtful accounts	ê3,811,063	ê1,502,114	ê2,308,949
6.	Short-term loans receivable	14,069	14,069	0
	Allowance for doubtful accounts	ê11	ê11	0
7.	Other accounts and notes receivable	290,015,146	77,103,840	212,911,306
	Allowance for doubtful accounts	ê11,713,783	ê28,326,859	16,613,076
8.	Accrued income	34,395,827	30,742,682	3,653,145
9.	Advanced payments	3,729,227	248,460	3,480,767
10.	Prepaid expenses	8,784,045	5,994,704	2,789,341
11.	Others	1,249,744	368,510	881,234
(2) Inventories		6,415,601,185	3,221,279,220	3,194,321,965
1.	Finished goods	1,194,588,294	490,817,446	703,770,848
	Allowance for valuation of finished goods	ê4,003,351	0	ê4,003,351
2.	By-products	16,034,367	5,376,830	10,657,537
3.	Semi-finished goods	1,542,921,924	862,830,659	680,091,265
4.	Raw materials	1,644,500,180	770,571,917	873,928,263
5.	Fuel and materials	428,466,463	416,607,905	11,858,558
6.	Materials in transit	1,592,501,689	674,428,612	918,073,077
7.	Others	591,619	645,851	ê54,232

	(in thousand of Korean won)
Description		2008	2007	Changes
II. Non-current Assets		23,340,229,381	21,724,904,110	1,615,325,271
(1) Investments		8,632,611,714	8,165,314,463	467,297,251
1.	Long-term financial instruments	40,400	47,400	ê7,000
2.	Long-term available-for-sale securities	3,580,651,487	3,818,714,000	ê238,062,513
3.	Long-term held-to-maturity securities	31,552,985	31,439,646	113,339
4.	Equity method accounted investment	5,013,735,104	4,313,258,750	700,476,354
5.	Long-term loans receivable	6,637,048	1,856,152	4,780,896
	Allowance for doubtful accounts	ê5,310	ê1,485	ê3,825
(2) Tangible Assets		14,465,918,387	13,201,648,923	1,264,269,464
1.	Land	908,306,402	860,350,092	47,956,310
2.	Buildings	3,757,602,247	3,645,530,136	112,072,111
	Accumulated depreciation	ê1,778,993,626	ê1,625,628,464	ê153,365,162
3.	Structures	2,576,911,293	2,450,566,588	126,344,705
	Accumulated depreciation	ê1,086,813,324	ê976,870,475	ê109,942,849
4.	Machinery and equipment	26,125,355,020	25,213,728,598	911,626,422
	Accumulated depreciation	ê18,779,015,489	ê17,705,635,212	ê1,073,380,277
5.	Vehicles	169,682,519	170,197,003	ê514,484
	Accumulated depreciation	ê149,380,317	ê141,467,336	ê7,912,981
6.	Tools	140,633,583	134,821,157	5,812,426
	Accumulated depreciation	ê123,317,051	ê115,031,102	ê8,285,949
7.	Furniture and fixtures	173,878,467	152,620,782	21,257,685
	Accumulated depreciation	ê119,853,182	ê114,502,068	ê5,351,114
8.	Finance lease assets	11,465,641	11,465,641	0
	Accumulated depreciation	ê1,273,960	ê636,980	ê636,980
9.	Construction in-progress	2,640,730,164	1,242,140,563	1,398,589,601
(3) Intangible Assets		170,095,193	211,975,107	ê41,879,914
1.	Intellectual property rights	2,478,867	1,514,245	964,622
2.	Port facility usage rights	116,553,977	130,596,199	ê14,042,222
3.	Other intangible assets	51,062,349	79,864,663	ê28,802,314
(4) Other non-current assets		71,604,087	145,965,617	ê74,361,530
1.	Long-term trade accounts and notes receivable	4,353,298	31,831,678	ê27,478,380
	Allowance for doubtful accounts	ê199,044	ê12,466,196	12,267,152
2.	Guarantee deposits	1,411,700	974,751	436,949
3.	Other investment assets	66,066,260	125,654,170	ê59,587,910
	Allowance for doubtful accounts	ê28,127	ê28,786	659
Total Assets		37,033,453,847	30,492,797,704	6,540,656,143

	(in thousand of Korean won)
Description		2008	2007	Changes
(Liabilities)
I. Current Liabilities		4,283,198,425	2,811,806,722	1,471,391,703
1.	Trade accounts and notes payable	1,108,856,368	632,046,824	476,809,544
2.	Short-term borrowings	340,827,025	81,292,708	259,534,317
3.	Income tax payable	1,628,261,522	823,723,482	804,538,040
4.	Dividend payable	4,679,251	4,120,383	558,868
5.	Current portion of long-term debts	203,641,369	432,133,713	ê228,492,344
6.	Other accounts payable	690,002,547	595,046,402	94,956,145
7.	Advances received	25,162,305	24,755,358	406,947
8.	Withholdings	40,041,853	27,130,995	12,910,858
9.	Accrued expenses	139,494,080	87,948,798	51,545,282
10.	Unearned revenue	2,472,152	1,579,397	892,755
11.	Deferred income tax liabilities	90,307,167	96,672,698	ê6,365,531
12.	Other current liabilities	9,452,786	5,355,964	4,096,822
II. Non-current Liabilities		4,966,598,193	3,177,759,048	1,788,839,145
1.	Debentures	4,585,822,226	2,198,125,000	2,387,697,226
	Premium on bond redemption	11,112,154	0	11,112,154
	Discount on debentures issued	ê71,524,909	ê11,258,434	ê60,266,475
2.	Long-term domestic borrowings	49,308,000	45,100,000	4,208,000
3.	Long-term foreign currency borrowings	2,923,109	2,556,755	366,354
4.	Loans from foreign financial institutions	7,041,365	6,354,613	686,752
5.	Accrued severance benefits, net	260,368,535	225,404,292	34,964,243
6.	Deferred income tax liabilities	36,532,887	557,748,778	ê521,215,891
7.	Other long-term liabilities	85,014,826	153,728,044	ê68,713,218
Total Liabilities		9,249,796,618	5,989,565,770	3,260,230,848

	(in thousand of Korean won)
Description		2008	2007	Changes
(Stockholders’ Equity)
I. Capital Stock		482,403,125	482,403,125	0
II. Capital Surplus		4,291,354,808	4,128,838,681	162,516,127
1.	Additional paid-in capital	463,825,293	463,825,293	0
2.	Asset revaluation surplus	3,172,775,771	3,172,775,771	0
3.	Other capital surplus	654,753,744	492,237,617	162,516,127
III. Capital Adjustments		ê2,502,013,647	ê2,715,964,315	213,950,668
1.	Treasury stock	ê2,502,013,647	ê2,715,964,315	213,950,668
IV. Accumulation of other comprehensive income		51,789,765	839,727,535	ê787,937,770
1.	Gain on valuation of available-for-sale securities	306,992,632	890,332,774	ê583,340,142
2.	Loss on valuation of available-for-sale securities	ê759,553,977	ê201,947,069	ê557,606,908
3.	Positive changes in equity arising from equity method accounted investments	621,197,834	223,402,065	397,795,769
4.	Negative changes in equity arising from equity method accounted investments	ê116,846,724	ê72,060,235	ê44,786,489
V. Retained Earnings		25,460,123,178	21,768,226,908	3,691,896,270
1.	Legal reserve	241,201,563	241,201,563	0
2.	Voluntary reserve	20,729,862,438	17,876,368,000	2,853,494,438
3.	Retained earnings before appropriations	4,489,059,177	3,650,657,345	838,401,832
Total Stockholders’ Equity		27,783,657,229	24,503,231,934	3,280,425,295
Total Liabilities and Stockholders’ Equity		37,033,453,847	30,492,797,704	6,540,656,143

Non-Consolidated Statements of Income
For the Years Ended December 31, 2008 and 2007

	(in thousand of Korean won, except per share amounts)
Description		2008	2007	Changes
I. Sales		30,642,409,499	22,206,684,973	8,435,724,526
1.	Sales of finished goods	30,569,660,827	22,128,267,460	8,441,393,367
2.	Other sales	72,748,672	78,417,513	ê5,668,841
II. Cost of goods sold		22,706,984,231	16,606,086,898	6,100,897,333
1.	Cost of finished goods	22,674,701,277	16,574,496,370	6,100,204,907
2.	Other cost of sales	32,282,954	31,590,528	692,426
III. Gross Profit		7,935,425,268	5,600,598,075	2,334,827,193
IV. Selling and Administrative Expenses		1,395,365,978	1,292,322,878	103,043,100
1.	Salaries and wages	89,604,604	83,711,598	5,893,006
2.	Provision for severance benefits	32,086,049	23,169,514	8,916,535
3.	Other employee benefit	100,589,397	71,547,003	29,042,394
4.	Travel	14,674,082	13,568,298	1,105,784
5.	Communications	7,937,176	7,121,765	815,411
6.	Utilities	990,706	927,021	63,685
7.	Heating	279,494	344,900	ê65,406
8.	Taxes and dues	5,282,646	4,530,839	751,807
9.	Depreciation and amortization	15,629,031	16,422,986	ê793,955
10.	Rent	22,396,060	23,073,243	ê677,183

	(in thousand of Korean won, except per share amounts)
Description		2008	2007	Changes
11.	Repairs	10,345,834	9,213,045	1,132,789
12.	Insurance	8,744,426	5,413,702	3,330,724
13.	Entertainment	4,578,426	3,856,837	721,589
14.	Advertising	80,605,029	83,888,401	ê3,283,372
15.	Research & development	60,014,833	28,419,813	31,595,020
16.	Fees and charges	139,094,503	128,965,024	10,129,479
17.	Prize	2,684,076	3,477,452	ê793,376
18.	Office supplies	4,490,073	4,326,118	163,955
19.	Clothing	124,878	191,459	ê66,581
20.	Subscriptions and printing	2,345,049	2,888,756	ê543,707
21.	Vehicles	5,447,898	5,218,254	229,644
22.	Membership fees	7,035,912	7,553,974	ê518,062
23.	Training	17,205,722	15,262,077	1,943,645
24.	Public affair expenses	6,459,974	6,070,601	389,373
25.	Stock compensation expense	0	123,880,887	ê123,880,887
26.	Miscellaneous expenses	289,922	276,775	13,147
27.	Freight	679,708,118	543,291,827	136,416,291
28.	Operating expenses for distribution center	8,423,251	7,419,947	1,003,304
29.	Sales commissions	47,896,038	39,978,698	7,917,340
30.	Sales advertising	325,035	145,825	179,210
31.	Sales promotions	4,064,865	2,997,455	1,067,410
32.	Samples	1,109,941	1,281,082	ê171,141
33.	Sales insurance	155,420	157,242	ê1,822
34.	Bad debts expenses	0	8,950,967	ê8,950,967
35.	Amortization	14,747,510	14,779,493	ê31,983

	(in thousand of Korean won, except per share amounts)
Description		2008	2007	Changes
V. Operating Profit		6,540,059,290	4,308,275,197	2,231,784,093
VI. Non-operating Income		1,879,567,618	1,048,946,968	830,620,650
1.	Interest income	191,086,249	126,423,128	64,663,121
2.	Dividend income	95,381,709	59,057,593	36,324,116
3.	Gain on disposal of trading securities	52,922,722	55,045,828	ê2,123,106
4.	Gain on valuation of trading securities	16,184,601	9,289,600	6,895,001
5.	Gain on foreign currency transactions	827,198,381	80,364,790	746,833,591
6.	Gain on foreign currency translation	71,475,961	3,857,457	67,618,504
7.	Equity in earnings of equity method accounted investments	399,436,025	605,844,236	ê206,408,211
8.	Gain on disposal of investments	1,946,261	0	1,946,261
9.	Gain on disposal of property, plant and equipment	11,969,887	13,160,039	ê1,190,152
10.	Gain on transaction of derivatives	1,355,841	13,380,061	ê12,024,220
11.	Gain on valuation of derivatives	17,984,949	301,159	17,683,790
12.	Reversal of allowance for doubtful accounts	7,654,932	0	7,654,932
13.	Gain on disposal of other non-current assets	29,335,976	9,949,867	19,386,109
14.	Reversal of stock compensation expenses	55,154,662	0	55,154,662
15.	Miscellaneous income	100,479,462	72,273,210	28,206,252
VII. Non-operation Expenses		2,590,096,318	565,213,585	2,024,882,733
1.	Interest expense	143,159,788	103,323,944	39,835,844
2.	Other bad debts expense	4,892,381	5,447,651	ê555,270
3.	Loss on foreign currency transactions	987,361,039	89,859,222	897,501,817
4.	Loss on foreign currency translation	694,011,324	58,839,605	635,171,719
5.	Donations	112,856,400	150,543,335	ê37,686,935
6.	Equity in losses of equity method accounted investments	422,783,833	33,343,500	389,440,333

	(in thousand of Korean won, except per share amounts)
Description		2008	2007	Changes
7.	Loss on impairment of investments	96,785,132	0	96,785,132
8.	Loss on disposal of investments	210,998	0	210,998
9.	Loss on disposal of property, plant and equipment	67,191,115	59,286,793	7,904,322
10.	Loss on transaction of derivatives	525,764	5,741,726	ê5,215,962
11.	Expenses on assets not in use	765,839	702,595	63,244
12.	Loss on disposal of trade accounts and notes receivable	8,828,794	10,549,719	ê1,720,925
13.	Loss on impairment of other non-current assets	749,696	845,263	ê95,567
14.	Loss on disposal of other non-current assets	17,189,003	17,569,797	ê380,794
15.	Miscellaneous loss	32,785,212	29,160,435	3,624,777
VIII. Income Before Income Taxes		5,829,530,590	4,792,008,580	1,037,522,010
IX. Income Tax Expense		1,382,597,310	1,112,577,199	270,020,111
X. Net Income		4,446,933,280	3,679,431,381	767,501,899
XI. Earnings per share (in Korean won)		58,905	48,444	10,461

Non-Consolidated Statements of Appropriations of Retained Earnings
For the Year Ended December 31, 2008 and 2007
(Dates of Appropriations : February 27, 2009 and February 22, 2008
for the years ended December 31, 2008 and 2007, respectively)

				(in thousand of Korean won)
Description		2008	2007	Note
I. Retained Earnings Before Appropriations		4,489,059,177	3,650,657,345
1.	Unappropriated retained earnings carried over from prior year	230,611,399	160,767,029	o.The interim dividend amount is KRW 2,500 per share in 2007. (50%)
2.	Interim dividends	ê188,485,502	ê189,541,065
	a. Cash dividends — Dividends (ratio) per share KRW 2,500(50%)	ê188,485,502	ê189,541,065	o.The interim dividend amount is KRW 2,500 per share in 2008. (50%)
3.	Net income	4,446,933,280	3,679,431,381
II. Transfer From Discretionary Reserves		351,666,667	373,333,333
1.	Reserve of research and human resource development	351,666,667	373,333,333
	Total	4,840,725,844	4,023,990,678
III. Appropriations of Retained Earnings		4,603,102,332	3,793,379,279	o.The year end dividend amount is KRW 7,500 per share in 2007. (150%)
1.	Dividends	574,274,370	566,551,507
	a. Cash dividends — Dividends(ratio) per share KRW 7,500(150%)	574,274,370	566,551,507	o.The year end dividend amount is KRW 7,500 per share in 2008. (150%)
2.	Reserve for business expansion	3,800,000,000	3,000,000,000
3.	Reserve for dividends	228,827,962	226,827,772
IV. Unappropriated Retained Earnings Carried Forward To Subsequent Year		237,623,512	230,611,399

Agenda 2: Partial Amendments to Articles of Incorporation
The Korean Commercial Act was partially amended as of February 4, 2009 As the Korean Securities and Exchange Act was abrogated and the Capital Market Consolidation Act took effect on February 4, 2009, articles related to Koran Securities and Exchange Act were transferred to the Capital Market Consolidation Act and the Korean Commercial Act.
Amendments to Articles of Incorporation (Proposal)

Current Provisions	Proposed Changes
Article 10. Pre-emptive Rights	Article 10. Pre-emptive Rights

(2) New shares may be allocated to persons other than the existing shareholders by a resolution of the Board of Directors in the following cases:	(2) [The same as the current provisions]

1. If the Company issues new shares by a public offering or has underwriters underwrite new shares by a public offering in accordance with the provisions of the Securities and Exchange Act;	1. If the Company issues new shares by a public offering or has underwriters underwrite new shares by a public offering in accordance with the applicable legislation;

2. If the Company allocates new shares to the members of the Company’s Employee Stock Ownership Association in accordance with the provisions of the Securities and Exchange Act;	2. If the Company allocates new shares to the members of the Company’s Employee Stock Ownership Association in accordance with the applicable legislation;

3. If the Company issues new shares for the issuance of depositary receipts in accordance with the provisions of the Securities and Exchange Act;	3. If the Company issues new shares for the issuance of depositary receipts in accordance with the applicable legislation;

4. If the Company issues new shares through offering to the public investors by the resolutions of the Board of Directors in accordance with the Securities and Exchange Act;	4. If the Company issues new shares through offering to the public investors by the resolutions of the Board of Directors in accordance with the applicable legislation;

Current Provisions	Proposed Changes
Article 11. Offering to Public Investors, etc.	Article 11. Offering to Public Investors, etc.

(1) The Company may issue new shares not more than ten-hundredths of total issued shares of the Company through offering to public investors by the resolution of the Board of Directors in accordance with the Securities and Exchange Act.
(1) The Company may issue new shares not more than ten-hundredths of total issued shares of the Company through offering to public investors by the resolution of the Board of Directors in accordance with the applicable legislation.

(3) The type, number and the issue price of the shares to be issued by the manner as set forth in Paragraphs (1) and (2) shall be determined by the resolution of the Board of Directors; provided that the issue price of the new shares must be no less than the price as set forth in the Presidential Decree to the Securities and Exchange Act.
(3) The type, number and the issue price of the shares to be issued by the manner as set forth in Paragraphs (1) and (2) shall be determined by the resolution of the Board of Directors; provided that the issue price of the new shares must be no less than the price as set forth in the applicable legislation.

Current Provisions	Proposed Changes
Article 20. Notices	Article 20. Notices

(2) The written notice of a General Meeting of Shareholders to be given to shareholders holding one-hundredth or less of the total number of voting shares in issue may be substituted by notices made in the Seoul Shinmun published in Seoul, the Maeil Shinmun published in Daegu Metropolitan City and the Kwangju Ilbo published in Kwangju Metropolitan City; provided, however, that at least two notices are made in said publications two weeks prior to the date set for such Meeting.
(2) The written notice of a General Meeting of Shareholders to be given to shareholders holding one-hundredth or less of the total number of voting shares in issue may be substituted by notices made at least twice in each of the Seoul Shinmun published in Seoul, the Maeil Shinmun published in Daegu Metropolitan City and the Kwangju Ilbo published in Kwangju Metropolitan City two weeks prior to the date set for such Meeting, or by notices made in Data Analysis, Retrieval and Transfer Systems (DART) which are operated by the Financial Supervisory Service or Korea Exchange two weeks prior to the date set for such Meeting.

Current Provisions	Proposed Changes
Article 28. Election of the Directors	Article 28. Election of the Directors

(3) If Directors are appointed by a cumulative voting, the Executive Directors, the Independent Non-Executive Directors to be members of the audit committee and other Independent Non-Executive Directors are separately considered, and then, the cumulative voting shall apply to each group.
(3) If Directors are appointed by a cumulative voting, the Executive Directors and the Independent Non-Executive Directors are separately considered, and then, the cumulative voting shall apply to each group.

Article 30. Recommendation of Candidate for Independent Non-Executive Directors	Article 30. Recommendation of Candidate for Independent Non-Executive Directors

(2) A shareholder holding the voting shares of the Company may recommend a candidate for Independent Non-Executive Director to the Director Candidate Recommendation Committee by the exercise of the shareholder proposal right under the Securities and Exchange Act.
(2) A shareholder holding the voting shares of the Company may recommend a candidate for Independent Non-Executive Director to the Director Candidate Recommendation Committee by the exercise of the shareholder proposal right under the applicable legislation.

Current Provisions	Proposed Changes
Article 35. By-Election	Article 35. By-Election

(2) In the event that the number of Independent Non-Executive Directors is less than half of total number of Directors due to the death or resignation of Independent Non-Executive Directors or any other reason, the Independent Non-Executive Directors shall be elected to fill the vacancy at the General Meeting of Shareholders to be held first after such cause so as for the number of Independent Non-Executive Directors to be half or more of total number of Directors.
(2) In the event that the number of Independent Non-Executive Directors is less than a majority of total number of Directors due to the death or resignation of Independent Non-Executive Directors or any other reason, the Independent Non-Executive Directors shall be elected to fill the vacancy at the General Meeting of Shareholders to be held first after such cause so as for the number of Independent Non-Executive Directors to be a majority of total number of Directors.

Article 48. Constitution and Appointment of Members of Audit Committee	Article 48. Constitution and Appointment of Members of Audit Committee

(2) When appointing a member of the Audit Committee, who is Outside Director, at the General Meeting of Shareholders, a shareholder holding more than 3% of the Company’s issued and outstanding shares shall not be entitled to exercise his voting rights for that excess portion.
(2) A member of the Audit Committee shall be appointed or dismissed at the General Meeting of Shareholders. When appointing a member of the Audit Committee, a shareholder holding more than 3% of the Company’s issued and outstanding shares shall not be entitled to exercise his voting rights for that excess portion.

Agenda 3: Election of the Directors
3-1 : Election of Independent Non-executive Directors
Five persons were recommended for five seats for Independent Non-Executive Directorship as follows :
[List of Candidates for Independent Non-Executive Directors]

Name	Date of Birth	Major Experience	Transactions with	Relationships	Tenure
	Recommended		POSCO over the	with major
	by		latest 3 years	shareholders
Yoo, Jang-Hee	Feb. 11, 1941	President, East Asian Economic Association, Japan	None	None	3 years
Director Candidate Recommendation Committee
Han, Joon-Ho	Jul. 4, 1945	CEO & Vice Chairman, Samchully Co.,Ltd	None	None	3 years
Director Candidate Recommendation Committee
Lee, Young-Sun	Aug. 26, 1947	President of Hallym University	None	None	3 years
Director Candidate Recommendation Committee
Kim, Byung Ki	Jun. 26, 1950	President & Research Fellow, Samsung Economic Research Institute	None	None	3 years
Director Candidate Recommendation Committee
Lee, Chang Hee	May. 1, 1960	Professor of College of Law, Seoul National University	None	None	3 years
Director Candidate Recommendation Committee

3-2 : Election of Audit Committee Member
One person was recommended for one seat for Audit Committee Member as follows :
[List of Candidate for Audit Committee Member]

Name	Date of Birth	Major Experience	Transactions with	Relationships	Tenure
	Recommended		POSCO over the	with major
	by		latest 3 years	shareholders
Lee, Chang Hee	May. 1, 1960	Professor of College of Law, Seoul National University	None	None	3 years
Director Candidate Recommendation Committee

3-3 : Election of Executive Directors
Four persons were recommended for four seats for Executive Directorship as follows :
[List of Candidates for Executive Directors]

Name	Date of Birth	Major Experience	Transactions with	Relationships	Tenure
	Recommended		POSCO over the	with major
	by		latest 3 years	shareholders
Chung, Joon-Yang	Feb. 3, 1948	President and Representative Director (Chief Operating Officer and Technology Officer)	None	None	3 years
*CEO	Board of Directors
Candidate
Lee, Dong-Hee	Nov. 10, 1949	Senior Executive Vice President (Chief Finance Officer)	None	None	1 years
Board of Directors

Hur, Nam-Suk	Apr.5, 1950	Senior Executive Vice President (General Superintendent, Gwangyang Works)	None	None	1 years
Board of Directors

Chung, Keel-Sou	Oct.1, 1949	Senior Executive Vice President (Chief of Stainless Steel Division)	None	None	1 years
Board of Directors

Agenda 4 : Approval of Limits of Total Remuneration for Directors
[The Limits of Total Remuneration for Directors]

	The 41st Fiscal Year	The 42nd Fiscal Year
	(2008)	(2009)
Number of Directors (Independent Non-executive Directors)	15(9)	15(9)
Ceiling Amount of Total Remuneration	KRW 6.0 billion	KRW 6.0 billion